Symphony Asset Management LLC

Supplemental Code of Ethics

Personal Trading Restrictions

January 1, 2013

See the Nuveen Investments Code of Ethics for a detailed description of the personal trading restrictions applicable to all Symphony Asset Management employees and members of their household, including, among other things, pre‐trade approval requirements and process, holding periods and reporting obligations.

In addition to the trading restrictions described in the Nuveen Investments Code of Ethics, all Symphony Asset Management employees and their Household Members (except as set forth below) are prohibited from purchasing individual equity securities or corporate bonds in any Reportable Account, other than in a Managed Account. As used herein, the terms “Household Members”, “Reportable Account” and “Managed Account” shall have the meanings given to such terms in the Nuveen Investments Code of Ethics.

As detailed in Symphony’s Procedures for Spouses of Employees and Registered Domestic Partners to Trade Individual Securities, spouses and registered domestic partners of Symphony Employees are permitted to execute up to five trades of individual securities, whether long or short, each month, in addition to any trades permitted for all Symphony Employees. All provisions of the Nuveen Code of Ethics shall apply, such as, but not limited to: the account is a Reportable Account, the Employee must pre‐clear such trades, and the account is held at a Nuveen approved firm. However, individual securities must be held for at least 30 days and, unlike the Nuveen Investments Code of Ethics, may not be sold, even at a loss, during such period.

Symphony’s personal trading restrictions are set forth in detail in Symphony’s Compliance Manual and Code of Ethics. If you have any questions regarding whether an investment is permitted, please consult with Symphony’s Compliance Department.